UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

Commission File Number 001-36574

VTTI Energy Partners LP

(Translation of registrant’s name into English)

25-27 Buckingham Palace Road

London, SW1W 0PP, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

VTTI Energy Partners LP (the “Partnership”) announced on July 1, 2015 that its wholly-owned subsidiary, VTTI MLP Holdings Ltd., has entered into an agreement to purchase from VTTI MLP Partners B.V., a wholly-owned subsidiary of VTTI B.V., an additional 6.6% economic interest in VTTI MLP B.V. for cash consideration of $75 million, effective as of July 1, 2015 (the “Acquisition”). The Acquisition was financed by a loan from VTTI B.V. for the full amount of the cash consideration.

Attached as Exhibit 99.1 is a copy of the press release of VTTI Energy Partners LP announcing the Acquisition.

EXHIBITS

The following exhibits are filed as part of this Report:

99.1	Press Release of VTTI Energy Partners LP dated July 1, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VTTI ENERGY PARTNERS LP

	By:	VTTI Energy Partners GP LLC, its general partner

Date: July 8, 2015	By:	/s/ Robert Nijst
		Name:	Robert Nijst
		Title:	Chief Executive Officer